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Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC.

	Fiscal Year Ended
	2010	2009	2008	2007	2006
	(dollars in millions)
Loss from Continuing Operations Before Taxes	$(713)	$(617)	$(312)	$(1,168)	$(810)
Interest on Debt, Net of Capitalized Interest	586	595	570	609	670
Amortization of Capitalized Interest	—	—	48	68	68
Interest Expense Portion of Rental Expense	69	68	68	63	44

Earnings (Losses) Available for Fixed Charges	$(58)	$46	$374	$(428)	$(28)

Interest on Debt	$586	$595	$570	$609	$670
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	69	68	68	63	44

Total Fixed Charges	$655	$663	$638	$672	$714

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$(713)	$(617)	$(264)	$(1,100)	$(742)

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STATEMENTS RE COMPUTATION OF RATIOS STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES LEVEL 3 COMMUNICATIONS, INC.